BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

Announcement to the Market

BRF S.A. (“BRF” or “Company”) (BM&FBovespa: BRFS3; NYSE: BRFS), pursuant to CVM Instruction n°358, of January 3, 2002, communicates, to its shareholders and to the market in general, that it has released a note to press to emphasize the call notice and procedures related to the Ordinary and Extraordinary General Shareholders Meeting, to be held on April 26, 2017. The Company clarifies that the abovementioned call notice and the procedures were carried out and disclosed to the market and to its shareholders in accordance with the provisions set forth in the applicable regulation. The full version of the abovementioned note to the press may be found below:

“NOTE TO THE PRESS – BRF’S BOARD OF DIRECTORS MEETING

Date: 03/25/2017

The meeting of the Board of Directors of BRF held yesterday has approved the call notice to the BRF’s Ordinary and Extraordinary Shareholders Meeting, to be held on April 26, 2017, as well as the management proposal to be analyzed in such Shareholders Meeting.

The management proposal provides for a list of candidates for the election of BRF’s Board of Directors, in which Mr. Abilio dos Santos Diniz is maintained as the Chairman. In addition, the lawyer Francisco Petros Oliveira Lima Papathanasiadis was indicated as Vice-Chariman. Francisco Petros is not a current member of BRF’s Board of Directors and would take his first office. The management of the Company has also proposed that the number of board members is fixed in 10.

Please find below the names of the list of candidates proposed by the management of BRF:

Abilio dos Santos Diniz (Independent Chairman of the Board of Directors)

Francisco Petros Oliveira Lima Papathanasiadis (Vice-Chairman of the Board of Director);

Luiz Fernando Furlan (independent member);

José Carlos Reis de Magalhães Neto;

Walter Fontana Filho (independent member);

Flávia Buarque de Almeida (independent member);

Carlos da Costa Parcias Jr. (independent member);

Marcos Guimarães Grasso (independent member);

Walter Malieni Jr.; e

José Aurélio Drummond Jr. (independent member).

The abovementioned management proposal and the election of the new members of BRF’s Board of Directors will be analyzed at the Ordinary and Extraordinary Shareholders Meeting to be held on April 26, 2017, at the company’s headquarters, in the City of Itajaí, State of Santa Catarina.

Please click in the following link to have access to the complete management proposal: http://ri.brf-global.com/download_arquivos.asp?id_arquivo=83A51E2A-EC5C-4712-9808-C207CA56E051”

São Paulo, March 25, 2017.

Pedro de Andrade Faria

Global Chief Executive and Investor Relations Officer